January 27, 2025

Ibrahima Tall
Chief Executive Officer
Namib Minerals
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

Tulani Sikwila
Chief Financial Officer
Greenstone Corporation
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

       Re: Namib Minerals
           Amendment No. 1 to Registration Statement on Form F-4
           Filed January 10, 2025
           File No. 333-283650
Dear Ibrahima Tall and Tulani Sikwila:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4
Q: What happens if a substantial number of Public Stockholders vote in favor of the Business
Combination Proposal...?, page xxii

1. Please revise the information in the table so the amounts listed in each assumed redemption scenario corresponds with the correct total amounts.
 January 27, 2025
Page 2

Questions and Answers About the Business Combination and the HCVI Stockholders' Meeting
Q. What conditions must be satisfied to complete the Business Combination?, page xxvii

2.     We note your response to our prior comment 2. Revise your disclosure to include
       cross references to the applicable risk factors.
Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page
29

3. We note your response to comment 4 in the letter dated December 20, 2024. Please
       further revise the total liabilities and total shareholders    deficit
for the 50% and
       maximum redemption scenarios on page 30 to reconcile with the corresponding amounts on pages 83 and 84.
Risk Factors
Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities, page 66

4. We note your response to our prior comment 6 and disclosure that on December 19,
       2024, Nasdaq granted HCVI's request to continue its listing on Nasdaq until March
       31, 2025, subject to HCVI's compliance with the conditions outlined in the letter.
       Please disclose the conditions that HCVI must comply with in order to continue its listing on Nasdaq.
Investors should be aware that the gratuitous waiver of all or part of the deferred underwriting fee is unusual..., page 72

5. We note your response to our prior comment 8 and revised disclosure that HCVI management approached the Underwriters and requested they waive entitlement to the deferred fees. Please tell us the reason for seeking such waiver despite the
       Underwriters having already performed all of their obligations under the Underwriting
       Agreement and whether it was the result of any dispute or disagreement with HCVI or on any matter relating to its operations.
The Backgound of the Business Combination, page 106

6. We note the Greenstone valuation is based on 5,223,000 Greenstone Resource Ounces however the How Mine, Mazowe Mine, and Redwing Mine mineral resources, exclusive of reserves, and reserves total 4,352,000 ounces. Please explain the
       difference between these numbers.

       Additionally please tell us if the type of resource (e.g. measured, indicated, inferred) was considered in the valuation and comparison.
Business of Greenstone and Information Related to Greenstone, page 219

7. We note your response to comment 16. Please include an inset to the map on page
       225 that clearly identifies the general location of the claims in the DRC. Please ensure the coordinates on the perimeter of the map are legible.
8. We note your response to comment 18. Please include the equation for your resource cut-off grade calculation in each technical report summary in order to clearly
 January 27, 2025
Page 3

       articulate the cut-off grade calculation.

       We note that the Mazowe resource cut-off grade calculation incorporates a percent mine call factor however the Redwing resource cut-off grade calculation does not incorporate a similar factor. Please explain these differences in your response.

       Please explain the significance of certain COG estimation parameters in your technical reports, such as the assay plan factor and the block factor, that are included in Table 11.5 of Exhibit 96.2 and Table 11.4 of Exhibit 96.3, however do not appear to be included in the cut-off grade calculation.
Greenstone Corporation Financial Statements
3.3 Property and equipment, page F-108

9. We note your revised disclosure in response to prior comment 20. We believe your footnote disclosure requires additional detail to further support the inclusion of inferred resources in the straight-line calculation for determining the amount of depreciation of your mining assets. In order to understand the basis for including these resources in the depreciation calculation and further expand your footnote disclosure, address the following areas below:
           Explain why you do not apply the units of production method to depreciate your mining assets and have concluded the use of the straight-line method is more closely aligned with the consumption of the economic benefits of the assets under paragraphs 60 through 62 of IAS 16.
           Provide us with the resource and reserve amounts and categories that are included in the 72% and 79% disclosed amounts, including calculations. We would expect such amounts to be based on your life of mine plan and agree with reserve and resource amounts disclosed elsewhere in your filing.
           Revise your disclosure regarding when inferred mineral resources are included in the depreciation calculation to ensure the terminology is consistent with the definitions of Section 1300 of Regulation S-K. The term economically viable is associated with mineral reserve determination and the term economic potential relates to mineral resources. For an inferred resource to be viable it would first have to be upgraded to a measured or indicated resource which would have to be subsequently upgraded to a reserve.
           Supplement the information provided regarding your historical 81% conversion rate based on 12 years of historical data by explaining where the historical inferred resources were located in relation to areas of active production within the
           How mine. Explain whether the 81% conversion rate is based on inferred resources converted to proven and probable reserves or extracted for production.
           Provide sections or drawings to demonstrate the location of the inferred resources that are included in the depreciation calculation specifically identifying where these portions of inferred resources are located with respect to current active mining locations and drill holes.
           Provide us with an understanding of the continuity of the mineralization within the How mine.
 January 27, 2025
Page 4

             Specify the average drill hole spacing for the inferred resources that have been included in the depreciation calculation
             Quantify the percentage of inferred resources that have been included in the depreciation calculation that have data that has been interpolated between sample points, versus the percentage extrapolated, and the average distance extrapolated.
             Provide any other empirical data that supports a high accuracy and confidence level with respect to inferred resource conversion.

        Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions.
Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at 202-551-
6548 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation